Exhibit 2

[LETTERHEAD OF POLYGON GLOBAL OPPORTUNITIES MASTER FUND]

June 26, 2006

The Special Committee of Board of Directors
West Corporation
11808 Miracle Hills Road
Omaha, Nebraska 68154

Dear members of the Special Committee:

We are writing to you with respect to the proposed recapitalization announced by West Corporation (the “Company”) on May 31, 2006 in a transaction (the “Proposed Transaction”) to be sponsored by an investor group led by Thomas H. Lee Partners and Quadrangle Group LLC (collectively, the “Bidder Group”). We are the holders of 2,750,000 shares of the common stock, par value $0.01 per share (“Common Stock”), of the Company.

We are deeply concerned about the Proposed Transaction based in part on our view that (1) a number of the terms of the Proposed Transaction, particularly the brevity of the 21-day “shop” period, act or have acted as obstacles and indeed disincentives to potential alternative bidders and are therefore unfair to the Company’s shareholders, (2) the price of the proposed transaction does not offer a meaningful premium to minority shareholders, (3) there are viable yet unexplored alternatives, including a Dutch tender offer (discussed below), that could result in considerable additional value to shareholders and (4) minority shareholders are not being afforded a meaningful opportunity to vote against the Proposed Transaction or for alternatives thereto or to otherwise participate in the Company’s potentially considerable upside.

The Company has indicated that pursuant to the merger agreement with the Bidder Group’s acquisition vehicle (the “Merger Agreement”), the Company was free to solicit other acquisition proposals during the 21-day period ended June 20, 2006 (the “Shop Period”). Although the Special Committee of the Company’s Board of Directors (the “Special Committee”), the Company’s management and the Bidder Group may claim that the structure of the Shop Period was somehow fair or potentially likely to result in competing offers, we strongly disagree. Therefore, the failure of any competing offer to appear during the Shop Period should not be taken as evidence that the Proposed Transaction is financially adequate. It is our view that the process heavily favored the Bidder Group over other potential bidders. Specifically, we note the following:

•                                          Thomas H. Lee Partners has been examining confidential information regarding the Company since as early as January 2005. However, any potential alternative bidder only had the duration of the Shop Period to submit a bid that “constitutes or could reasonably be expected to lead to” a superior proposal. The Merger Agreement provides that if the alternative bidder did not submit such a bid prior to the termination of the Shop Period, it would no longer have access to any of the Company’s confidential information and the Company would immediately cease any discussions or negotiations with such potential bidder that may be ongoing. In other words, a potential bidder would have had to “put up or shut up” in an unreasonably short 21-day period or else been effectively kicked out of the due diligence room.

•                                          In our view, management has effectively allied itself with the Bidder Group and we struggle to find any meaningful assurances that management would agree to participate in or facilitate an alternative bid. We would be interested to see what efforts were actually made to elicit competing bids during the abbreviated Shop Period.

•                                          The Bidder Group would receive a significant termination fee, plus related expenses, that may exceed $93 million if the board of directors of the Company accepts a higher bid. It is the alternative bidder that would bear this fee and, as such, the fee has acted as a clear and material disincentive to a higher bid. If there had been a genuine shopping process, a termination fee would have been awarded to the winning bidder at the end of the shopping process — rather than giving a termination fee to a favored bidder at the beginning of the shopping process as the Company has done here.

We particularly would like to emphasize our view that a 21-day “shop” period is wholly inadequate. The period is simply far too short for a potential bidder to retain financial and legal advisors, commence and complete due diligence, raise financing to compete with the existing bid, etc. We would have expected a period of at least 60 to 90 days. The brevity of the period and the resulting potentially fatal limitations on being able to submit an alternative bid are perhaps the best of many indications of how this process is, in our opinion, unfair to shareholders.

We are unable to understand why the Company — which has enjoyed 19% compounded annual growth rate over the last several years and consistently generates positive cash flow from operations — would agree to sell itself for a price below what the market valued it only a month prior to the execution of the Merger Agreement. We see the same growth potential that the Bidder Group clearly must see in the Company, both in terms of organic growth as well as growth through acquisitions. We agree that the capital structure of the Company is extremely inefficient. However, we believe that all of the shareholders, and not just Gary L. and Mary E. West along with the Bidder Group, should share in the upside that could be created if the Company were to pursue a more efficient capital structure. We wonder what pressures led the Special Committee to accept a structure that extends this right only to Mr. and Ms. West, and not to the Company’s other shareholders. We certainly do not see any urgency for selling the Company in a deal with a financial sponsor that does not offer any meaningful premium to minority shareholders.

We also wonder why the Special Committee has seemingly not considered alternatives to the Proposed Transaction: for example, the Company could commence a Dutch tender offer beginning at the Proposed Transaction price of $48.75 per share for a total of 39.4 million shares of Common Stock (the number of shares held by Mr. and Ms. West, which represents approximately 56% of the outstanding shares of the company). In so doing, the Company could offer to all shareholders, and not just Mr. and Ms. West, the opportunity to choose between cashing out of their shares (at a price higher than the $42.83 that Mr. and Ms. West are accepting for a portion of their shares) or continuing to own the Company with a more efficient capital structure. Such a recapitalization of the Company could actually leave the Company less levered than under the Proposed Transaction, based on management’s description of that deal. We certainly would be very interested to own shares of such a recapitalized company, and we suspect that many other investment firms would share that view. In the alternative, given that the Proposed Transaction does not offer a meaningful premium, we believe that minority shareholders would be better served by leaving the company as a publicly-traded entity with its exiting capital structure than by completing the Proposed Transaction.

Finally, we are particularly concerned that the Company is proceeding without effectively giving minority shareholders any real say in the outcome. In that regard, we hereby advise the Company that we may take appropriate actions to prevent the consummation of the Proposed Transaction, including, without limitation, pursuing all legal remedies available to us. We may also engage in a proxy solicitation in connection with any shareholder vote on the Proposed Transaction and may also determine to exercise our appraisal rights under the Delaware General Corporation Law (the “DGCL”) if the Proposed Transaction is consummated  We also may make a demand for inspection of books and records under Section 220 of the DGCL to obtain information regarding the Proposed Transaction and the efforts made, or not made, to attract competing bids during the Shop Period in order to help us determine how we should best pursue our legal rights and remedies.

Sincerely,

POLYGON GLOBAL OPPORTUNITIES MASTER FUND

By:	Polygon Investment Partners LLP,
its investment manager

	By:	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Principal